EXHIBIT (a)(1)(B)

FORM OF ANNOUNCEMENT OF OFFER TO AMEND

Date: December 20, 2007

To: [Eligible Option holder]

Dear [______________]:

We are pleased to announce that The Children’s Place Retail Stores, Inc. (the “Company”) is officially launching its tender offer (the “Offer”) to amend your Eligible Options (as listed in the accompanying personalized letter) today, December 20, 2007 and that the Offer and withdrawal rights will remain open until Monday, January 28, 2008 at 5:00 p.m., U.S. Eastern Time, unless the Offer is extended.

The Offer will provide you with the opportunity to avoid potentially unfavorable tax consequences under Section 409A of the Internal Revenue Code you may otherwise incur with respect to your Eligible Options and to receive a cash payment for the Eligible Options you tender in the Offer. The enclosed Offer to Amend Certain Outstanding Options, dated December 20, 2007, contains detailed information about the Offer, including the tax consequences of accepting or not accepting the Offer, and the risks relating to the Offer. Please read and carefully consider all of this information. To elect to participate in the Offer, with respect to some or all of your Eligible Options, please see the key steps described below.

Stock options will remain subject to potentially adverse tax consequences under Section 409A until after the close of the Offer when the tendered Eligible Options are amended. The Company will amend all tendered Eligible Options on the first business day following the expiration of the Offer. It may take several days after the amendment date to update our database and your personal account information to reflect all of the option amendments. Therefore, we remind you that if you exercise your tendered stock options prior to the amendment of your tendered stock options, you will be solely responsible for any taxes, penalties or interest you may incur under Section 409A.

Although the Compensation Committee of the Company’s Board of Directors has recommended that we undertake this Offer, and the Board of Directors has approved the Offer, neither we, the Board of Directors, nor the Compensation Committee makes any recommendation as to whether you should accept or refrain from accepting the Offer. You must make your own decision about the Offer, taking into account your own personal circumstances and preferences. You should carefully review the materials provided or referred to in this package. We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.

We will be conducting several educational meetings and conference calls to provide you with an opportunity to hear about the tender offer and to ask questions. Topics covered will include details of the Offer, along with a general overview of stock options, a summary of the Eligible Options, and tax issues affecting the Eligible Options.

Key Steps

To elect to participate in the Offer, you must complete and sign an election form and submit it by mail to Winston Financial Services, c/o The Children’s Place Benefits, P.O. Box A, Bay Head, NJ 08742, by overnight courier to Winston Financial Services, c/o The Children’s Place Benefits, 1705 Bay Avenue, Point Pleasant, NJ 08742, or by fax at 1-866-841-2565 such that it is received by Winston Financial Services prior to the deadline of 5:00 p.m., U.S. Eastern Time, Monday, January 28, 2008.

KEY DATES TO REMEMBER

The commencement date of the Offer is December 20, 2007.

The Offer expires at 5:00 p.m., U.S. Eastern Time, on Monday, January 28, 2008 (unless we extend the Offer).

The Eligible Options that have been tendered will be amended on January 29, 2008 or, if the Offer is extended, the first business day following the extended expiration date of the Offer.

The cash payment will be made on the first payroll in January 2009.

* * *

The amended options may be exercised, subject to the vesting provisions of such options and before the termination of the option agreement pursuant to its terms, once our database and your personal account information are updated to reflect the amendments, which we expect will be several business days following the amendment date. During the period that we are updating our database, you will not be able to exercise your amended options. We will notify you when the information update is completed.

If you have any questions regarding this Offer or the information contained in these materials, please call The Children’s Place Benefits Administrator at 1-866-244-8808.

Sincerely,

THE CHILDREN’S PLACE RETAIL STORES, INC.

PERSONALIZED LETTER

[Eligible Option holder name & address]

Dear [Name]:

The table below lists all of your outstanding options and identifies those that are eligible for this Offer (your “Eligible Options”) and the cash payment that you will receive with respect to each Eligible Option if you elect to have such Eligible Options amended.

GRANT NO	GRANT DATE	OPTIONS GRANTED	OPTIONS OUT-STANDING	NOT SUBJECT TO 409A	ELIGIBLE OPTIONS SUBJECT TO TENDER OFFER	ORIGINAL EXERCISE PRICE	AMENDED EXERCISE PRICE (1)	CASH PAYMENT
97-71	12/23/1998	100	100	100	0	$23.0600
97-337	5/3/1999	2,500	2,500	2,500	0	$37.1900
97-483	12/31/1999	4,000	4,000	4,000	0	$15.9400
97-1030	5/7/2001	2,000	2,000	1,200	800	$23.8000	$31.1800	$ 5,904.00
97SUB-1030	5/7/2001	500	500	300	200	$23.8000	$31.1800	$ 1,476.00
97-1237	1/16/2002	2,000	500	0	500	$27.2500	$35.2600	$ 4,005.00
97SUB-1237	1/16/2002	500	500	200	300	$27.2500	$35.2600	$ 2,403.00
97-1971	5/19/2003	800	800	160	640	$12.8800	$13.9000	$ 652.80
97SUB-1971	5/19/2003	1,200	1,200	240	960	$12.8800	$13.9000	$ 979.20
97-2154	9/30/2003	500	500	500	0	$17.4200
97-2442	5/28/2004	500	500	0	500	$23.4800	$23.8400	$ 180.00
97SUB-2442	5/28/2004	2,000	2,000	0	2,000	$23.4800	$23.8400	$ 720.00
97-3597	10/29/2004	1,500	1,500	0	1,500	$30.7600	$38.6200	$ 11,790.00
97SUB-3597	10/29/2004	6,000	6,000	0	6,000	$30.7600	$38.6200	$ 47,160.00
97SUB-3664	4/29/2005	2,172	2,172	0	2,172	$37.6600	$44.9500	$ 15,844.74
97SUB36 64A	4/29/2005	328	328	0	328	$37.6600	$44.9500	$ 2,392.76

(1) The Amended Exercise Price is the fair market value per share of the Company’s common stock on the option’s deemed grant date.

To elect to amend your Eligible Options and receive the cash payment, please complete and submit an election form to The Children’s Place Benefits Administrator.

The options identified above as “Not Subject to 409A” are not part of the Tender Offer and you may not elect to amend these options.

THE CHILDREN'S PLACE RETAIL STORES, INC.